September 21, 2023

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Attention:	Austin Pattan

Jennifer Thompson

Re:	CHINA SOUTHERN AIRLINES CO LTD
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-14660

Dear Mr. Pattan and Ms. Thompson:

We refer to your letter dated September 14, 2023 addressed to China Southern Airlines Company Limited (the “Company”) relating to the above-referenced filing.

Please be advised that the Company will provide its responses to your comments by October 12, 2023.

If you have any questions regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Sincerely,

/s/ James C. Scoville

James C. Scoville